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                                                                    EXHIBIT 99.1


             PDS FINANCIAL CORPORATION AND CONSOLIDATED SUBSIDIARIES


                              CAUTIONARY STATEMENTS


As provided for under the Private Securities Litigation Reform Act of 1995, the Company wishes to caution investors that the following important risk factors, among others, in some cases have affected and in the future could affect the Company's actual results of operations and cause such results to differ materially from those anticipated in the forward-looking statements made in this document and elsewhere by or on behalf of the Company.

         STRICT REGULATION BY GAMING AUTHORITIES. Financing gaming equipment and supplying reconditioned gaming machines to casino operators in the United States are subject to strict regulation under various state, county, and municipal laws. The Company and its required officers and certain shareholders have received the necessary licenses, permits, and authorizations required to own and distribute gaming machines in Nevada, New Jersey, Mississippi, Colorado, Iowa, Indiana, Illinois, New Mexico, Minnesota, and Washington. Additionally, the Company has received its slot route operator's and operator's licenses in Nevada. Failure of the Company or any of its key personnel to obtain or maintain the requisite licenses, permits, and authorizations would have a materially adverse effect on the Company. Expansion of the Company's activities may be hindered by delays in obtaining requisite state licenses or the inability to obtain such licenses. No assurance can be given as to the term for which the Company's licenses will be renewed in a particular jurisdiction or as to what license conditions, if any, may be imposed by such jurisdiction in connection with any future renewals. The Company cannot predict the effects that adoption of and changes in gaming laws, rules, and regulations might have on its future operations.

         COMPETITION. In recent years, the Company has focused solely on providing financing to the gaming industry and, since late 1997, supplying reconditioned gaming machines to casino operators in the United States. In the gaming equipment financing market, the Company competes primarily with equipment manufacturers and to a lesser extent with leasing companies, commercial banks, and other financial institutions. Certain of the Company's competitors are significantly larger and have substantially greater resources than the Company. With respect to the sales of reconditioned gaming machines, the Company competes primarily against equipment manufacturers and smaller distributors. It is possible that new competitors may engage in gaming equipment financing or the distribution of reconditioned gaming machines, some of which may have licenses to own or sell gaming equipment and have greater financial resources than the Company. Significant competition encountered by the Company may have a materially adverse effect on the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors.

         DEMAND FOR THE COMPANY'S PRODUCTS AND SERVICES. The Company believes that its ability to increase revenues, cash flow, and profitability will depend, in part, upon continued market acceptance of the Company's products and services, particularly operating leases and Casino Slot Exchange(R). There can be no assurance thaT the market acceptance of the Company's products and services will continue. Changes in market conditions in the gaming industry and in the financial condition of casino operators, such as consolidation within the industry or other factors, could limit or diminish market acceptance of these products and services. Historically, the Company has experienced significant nonrecurring revenues in connection with its financing and sales of gaming equipment to casino operators. The Company has attracted new customers to replace these nonrecurring revenues. Insufficient market acceptance of the Company's products and services or a decline in the public acceptance of gaming could have a materially adverse effect on the Company's business, financial condition, and results of operations.

         CONTINUED AVAILABILITY OF ADEQUATE FINANCING. The amount and number of financing transactions that can be originated by the Company are directly dependent upon and limited by its ability to fund such transactions, either through the sale of such transactions to institutional investors or through the Company's working capital, lines of credit, and other financing sources. In addition, the Company desires to hold a greater volume of transactions, particularly leases, in its portfolio. There is no assurance that the Company's present funding sources will be willing to purchase future transactions, expand existing lines of credit, or continue to provide the Company with a source of funds under acceptable terms. Further,


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there can be no assurance that the Company would be able to locate new funding sources, if needed. As a result, funding for the Company's transactions may not be available on acceptable terms or on a timely basis, if at all. The inability of the Company to obtain suitable and timely funding for its transactions could have a materially adverse effect on the Company's operations.

         ABILITY TO RECOVER INVESTMENT IN EQUIPMENT. The gaming equipment leased under operating leases by the Company and the inventory of gaming devices represents a substantial portion of the Company's capital. Under the operating leases, the Company retains title to the gaming equipment and assumes the risk of not recovering its entire investment in the gaming equipment through either re-leasing or selling the gaming equipment. At the inception of each operating lease, the Company estimates the residual value of the leased equipment, which is the estimated market value of the equipment at the end of the initial lease term. The actual residual value realized may differ from the estimated residual value, resulting in a gain or loss when the leased equipment is sold or re-leased at the end of the lease term. The inability to re-lease or sell the gaming equipment on favorable terms could have a materially adverse effect on the Company.

         The Company also engages in the purchase, reconditioning, and resale of used gaming devices. There can be no assurances that the Company will be able to recover its cost of such gaming devices, and the failure to do so could have a materially adverse effect on the Company.

         RISKS RELATING TO CASINO SLOT EXCHANGE(R). Casino Slot Exchange(R), which the Company established in 1997, is subject to various risks, including the inability to find adequate sources of used gaming machines, the inability to obtain or delays in obtaining parts necessary to refurbish used gaming machines, competitors' control over the supply of certain parts, and changes in demand and other market conditions relating to refurbished gaming machines, the occurrence of any of which could have a materially adverse effect on the Company.

         RISKS RELATING TO FINANCING TRANSACTIONS. The Company has funded selected gaming equipment transactions entirely with its own working capital or with borrowed funds rather than immediately selling the transactions to institutional investors. In certain situations, the Company retains a portion of the transactions it originates. This approach requires substantial capital and places the Company at risk for its investment in the transactions, which may subject the Company to greater loss in the event of a default by the lessee or borrower, or an inability to sell the transactions to institutional investors after a period of temporary investment by the Company. In connection with its financing transactions, the Company's level of risk depends primarily on the creditworthiness of the lessee or borrower and the underlying collateral.

         In addition, the Company has provided, and may provide in the future, financing to Native American tribes. Native American tribes in the United States generally enjoy sovereign immunity from lawsuits, similar to that of the United States government. Although the Company generally obtains a waiver of sovereign immunity, there can be no assurance that a tribe will not assert sovereign immunity, even if such right has been waived. The law regarding sovereign immunity is unsettled. If any Native American tribe defaults and successfully asserts its right of sovereign immunity, the Company's ability to recover its investment and originate and sell future Native American gaming transactions could be materially adversely affected.

         No assurance can be given that the Company will not incur significant losses with respect to financing transactions in the future, or that such losses will not have a materially adverse effect on the Company's financial condition.

         RISKS RELATING TO TABLE GAMES. The Table Games Division, which the Company established during 2000, has as its core product the Digital Card SystemTM gaming devices. The Company has a limited operating history with the product and this new technology and is subject to various risks, including but not limited to:

         o The ability of the Company to acquire the regulatory approvals needed in certain gaming jurisdictions to market and distribute the product or products,
         o    The demand or market acceptance of the product or products,
         o    Other market conditions related to the technology.

         The inability of the Company to overcome any of the above risks could have a materially adverse effect on the Company's ability to realize its future prospects in table games.

         DEPENDENCE ON CURRENT MANAGEMENT. The Company's success is largely dependent on the efforts of Johan P. Finley, its founder and Chief Executive Officer. Although the Company maintains $2 million of "key person" life insurance and has an employment agreement with Mr. Finley, the loss of Mr. Finley's services could have a materially adverse effect on the Company's business.


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         POTENTIAL FLUCTUATIONS IN RESULTS. The Company's quarterly results have historically fluctuated due to the timing of completion of large financing transactions, as well as the timing of recognition of the resulting fee income upon the completion of brokered transactions. Thus, the results of any quarter are not necessarily indicative of the results that may be expected for any other interim period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         CONTROL BY CURRENT MANAGEMENT. Johan P. Finley, the Company's founder and Chief Executive Officer, owns approximately 29% of the Company's outstanding common stock. In addition, Mr. Finley's wife and child own approximately 7% of the Company's outstanding common stock. Thus, Mr. Finley effectively controls the election of all members of the Company's Board of Directors and determines all corporate actions. Such ownership may discourage acquisition of large blocks of the Company's securities and may depress the price of the common stock and have an anti-takeover effect.

         ANTI-TAKEOVER PROVISIONS; PREFERRED STOCK. The Company's Amended and Restated Articles of Incorporation provide that no investor may become a holder of 5% or more of the Company's stock without first agreeing to consent to a background investigation, provide a financial statement, and respond to questions from gaming regulators. Such ownership limitations may discourage acquisition of large blocks of the Company's equity securities, may depress the price of the Company's common stock and have an anti-takeover effect.

         The Company's Amended and Restated Articles of Incorporation authorize the Board of Directors to issue preferred stock and establish the rights and preferences of such shares without stockholder approval. The voting rights of the preferred stock may be greater than the voting rights of common stock in certain circumstances, and thus the issuance of preferred stock may diminish the voting power of holders of common stock and make it more difficult for a third party to acquire the Company.

         The Company's directors are subject to investigation and review by gaming regulators in jurisdictions in which the Company is licensed or has applied for a license. Such investigation and review of the Company's directors may have an anti-takeover effect.

         As a Minnesota corporation, the Company is subject to certain "anti-takeover" provisions of the Minnesota Business Corporation Act. These provisions and the power to issue additional stock and to establish separate classes or series of stock may, in certain circumstances, deter or discourage takeover attempts and other changes in control of the Company not approved by the Board.